

Mail Stop 3720

March 30, 2009

<u>**Via U.S. Mail and Fax (713.570.3150)**</u>
Mr. Jay A. Brown
Senior Vice President, Chief Financial Officer
  and Treasurer
Crown Castle International Corp.
1220 Augusta Drive
Suite 500
Houston, TX 77057

      RE: Crown Castle International Corp.
             Form 10-K for Fiscal Year Ended December 31, 2008
             File No. 001-16441

Dear Mr. Brown:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      In our comments we have asked you to provide us with additional information so we may better understand your disclosure. We have also asked that you comply with the comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2008

Critical Accounting Policies and Estimates, page 36

Accounting for Long-Lived Assets, page 36

Please explain to us and expand your disclosure in future filings to describe how you group your intangible assets for purposes of testing for impairment loss. Please refer us, in your response, to the accounting literature supporting your policy.

Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies, page 49

Intangible Assets, page 51

Please explain to us in detail and expand your disclosure in future filings to describe how you are accounting for the in-place customer site rental contracts, the leases for land under towers, and the term easement rights for land under towers intangible assets. Specifically tell us if you are tracking these assets on a contract by contract basis or have you pooled them for accounting purposes. If you have pooled these intangible assets for accounting purposes, please explain to us (a) how they are pooled, (b) your basis in GAAP for pooling them, (c) how you have estimated the useful life of the pools of assets, and (d) your basis for amortizing the pooled assets using the straight-line method.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director